VIA EDGAR

October 21, 2013

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) (the “Registrant”); Post-Effective Amendment No. 70 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 70”)

Dear Mr. Grzeskiewicz:

This letter responds to comments on Amendment No. 70, which you provided in a telephonic discussion with Abigail Bertumen and me on Monday, September 30, 2013.  Amendment No. 70 was filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2013 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Robo-StoxTM Global Robotics and Automation Index ETF (the “Fund”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below.  Capitalized terms not defined herein should be given the meaning provided in Amendment No. 70.

Prospectus

1.      Comment:     In the fee table under “Fees and Expenses,” please confirm in your response letter that the Fund does not expect to incur Acquired Fund Fees and Expenses (“AFFE”) or that the amount of AFFE expected to be incurred by the Fund is de minimis (i.e., not expected to exceed 0.01%).

Response:     It is not expected that the Fund will incur AFFE that will exceed 0.01%.

2.      Comment:     In your response letter, please explain why “Other Expenses” in the fee table are estimated to be 0.00%.

Response:     The Fund will operate under a “unitary fee” arrangement, pursuant to which the only expense to be incurred by the Fund, with limited exception as described in the registration statement, will be a management fee and the Adviser will pay or cause to be paid all other expenses of the Fund.   As a result, “Other Expenses” in the fee table are estimated to be 0.00%.

Mr. John Grzeskiewicz
October 21, 2013

3.	Comment: Please clarify what is meant by the phrase “a significant portion of revenues and profits” in the sentence below currently included in the “Principal Investment Strategies” section.

Companies eligible for inclusion in the Index will derive a significant portion of revenues and profits from robotics-related and/or automation-related products and/or services, as determined by the Index Provider, Robo-Stox LLC (“Robotics and Automation Companies”).

Response:     The Index Provider has confirmed that to be included in the Index, companies are not required to derive a “significant” portion of revenues and profits from robotics-related and/or automation-related products and/or services.  As a result, the word “significant” has been removed from the disclosure above.

4.
Comment:     Please revise the sentence below currently included in the “Principal Investment Strategies” section to more clearly describe the types of “products and/or services” provided by companies included in the Index.

Such products and/or services include any technology, service or device that supports, aids or contributes, in any capacity, to any type of robot, robotic action and/or automation system process, software or management.

Response:     The following has been added to the “Principal Investment Strategies” section following the sentence above:

Examples of such products and/or services include unmanned vehicles, software that enables virtualized product design and implementation, three-dimensional printers, navigation systems, and medical robots or robotic instruments.

5.
Comment:     The Staff notes the term “global” in the Fund’s name.  Please disclose the Fund’s “global” policy.  For example, does the Index methodology provide that the Index will consist of a certain percentage of non-U.S. securities or that Index components will be tied economically to a number of countries throughout the world?

Mr. John Grzeskiewicz
October 21, 2013

Response:     As noted in the “Principal Investment Strategies” section, the Fund generally uses a replication methodology to track the performance of the Index, meaning it will invest in all of the securities comprising the Index in proportion to the weightings in the Index.  The following has been added to the “Principal Investment Strategies” section:

The Index consists of securities of both U.S. and foreign issuers, including securities of issuers located in emerging market countries.  The Index Provider expects, under normal circumstances, at least 40% of the Index components to represent securities of non-U.S. issuers.  As of the date of this prospectus, a significant portion of the Index consists of securities of Japanese issuers.

6.
Comment:     With respect to the sentence below currently included in the “Principal Investment Strategies” section, please confirm if there is a minimum percentage of Index components that will be allocated to each of the four categories.  If all Index components may be selected from only one of the four categories at any particular time, please disclose this.

Index components are selected from a proprietary database of Robotics and Automation Companies that are organized into four general categories: industrial robots; service robots for government and corporate use; service robots for personal and private use; and ancillary businesses related to robotics and automation.

Response:     The following has been added to the “Principal Investment Strategies” section:

Each category’s representation in the Index varies, and one category may represent the entire Index at any given time.

7.
Comment:     The Staff notes discussions regarding “Foreign Securities Risk,” “Emerging Markets Risk” and “Investing in Japan Risk” are included in the “Principal Risks” section.  Please include corresponding disclosure in the “Principal Investment Strategies” section.

Mr. John Grzeskiewicz
October 21, 2013

Response:     Additional disclosure has been added to the “Principal Investment Strategies” section as requested.

8.	Comment: Please confirm investment in emerging markets securities is a principal investment strategy of the Fund.

Response:     The Index Provider confirms, given the current Index composition, that investment in emerging markets securities is a principal strategy of the Fund.

9.
Comment:     The Staff notes the discussion of “Industrial Sector Risk” and “Technology Sector Risk” in the “Principal Risks” section.  Please confirm if any other sector specific risk disclosure is appropriate.

Response:     The Index Provider confirms, given the current Index composition, that the current disclosure in the “Principal Risks” section is appropriate.

10.	Comment: In your response letter, please explain why “Robotics and Automation Companies” are not considered a sector.

Response:     The Global Industry Classification Standard (GICS), which classifies companies into sectors, does not consider Robotics and Automation Companies to be a separate sector.  Rather, Robotics and Automation Companies are drawn from a variety of GICS sectors.

11.	Comment: Please consider including “Liquidity Risk” as a separate risk factor apart from micro-cap risk and emerging markets risk.

Response:     A discussion of “Liquidity Risk” has been included in the “Principal Risks” section.

12.	With respect to the “Information Regarding the Index” section, please provide the following information:

a.	The date the Index was created.

Response:     The first sentence of the “Information Regarding the Index” section has been revised as follows:

The Index was created on August 2, 2013 and is designed to measure the performance of Robotics and Automation Companies.

Mr. John Grzeskiewicz
October 21, 2013

b.	The purpose for which the Index was created.

Response:     The Index was created to provide the marketplace with a benchmark to track the performance of robotics and automation companies.

c.	The number of Index constituents as of a recent date.

Response:     The following has been added to the “Information Regarding the Index” section:

As of October 1, 2013, the Index was comprised of 77 securities.

d.         The range or an average market capitalization and trading volume of the Index components as of a recent date.

Response:     The following has been added to the “Information Regarding the Index” section:

As of September 27, 2013, the average market capitalization and one-year trading volume of the Index components were $8.1 billion and $36.3 million, respectively.

e.         Whether the Index Provider is responsible for the methodology or maintenance of other indices.

Response:     The Index Provider is not currently responsible for the methodology or maintenance of other indices although it may be in the future.

f.          Information on how an investor may find more information about the Index, including the Index’s current components and performance (e.g., through a website or in the print media).

Response:     The following has been added to the “Information Regarding the Index” section:

More information about the Index may be reviewed on the following website: www.RoboStox.com.

Mr. John Grzeskiewicz
October 21, 2013

13.	Comment: Please revise the first sentence of the discussion of “Frequent Purchases and Redemptions of Fund Shares” as follows:

The Fund does not impose any restrictions on the frequency of purchases and redemptions of Creation Units; however, the Fund reserves the right to reject or limit purchases at any time as described in the SAI.

Response: The sentence has been revised as requested.

14.	Comment: Please cite the exemptive order upon which the Fund is relying and confirm nothing in Amendment No. 70 requires an amendment to the existing exemptive order or a new exemptive order.

Response:     Amendment No. 70 does not require an amendment to the existing exemptive order or a new exemptive order.  Please see Investment Company Act Rel. Nos. 30634 (July 29, 2013) (notice) and 30674 (August 26, 2013) (order).

Statement of Additional Information

1.
Comment:     Please confirm any information included in the Statement of Additional Information that could materially affect the Fund’s performance or a shareholder’s investment decision is included in the Prospectus.

Response:     The Registrant confirms any information included in the Statement of Additional Information that could materially affect the Fund’s performance or a shareholder’s investment decision is included in the Prospectus.

***************

The Registrant acknowledges the Commission’s press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Mr. John Grzeskiewicz
October 21, 2013

Please do not hesitate to contact the undersigned at 202.373.6133 if you have any questions concerning the foregoing.

Sincerely,
/s/ Beau Yanoshik

Beau Yanoshik

cc:	J. Garrett Stevens
Christopher D. Menconi, Esq.
Abigail Bertumen, Esq.